W. John McGuire

Partner

+1.202.373.6799

john.mcguire@morganlewis.com

VIA EDGAR

Emily Rowland

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

November 4, 2024

Re:	The 2023 ETF Series Trust (the “Trust” or the “Registrant”)
File Nos. 333-272579 and 811-23883

Dear Ms. Rowland:

This letter responds to Staff comments on post-effective amendment no. 2 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on August 23, 2024 pursuant to Rule 485(a)(2) under the Securities Act of 1933 and relates to a new series of the Registrant, the Pacific NoS Global EM Equity Active ETF (the “Fund”). Below, for your convenience, we have restated the Staff’s comments followed by the Registrant’s responses to those comments, which are reflected, as applicable, in the amendment to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meaning given to them by the Registration Statement.

General

1.	Comment: Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner at least five days in advance of the effective date of the Registration Statement. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response: The Registrant acknowledges this comment.

2.	Comment: Please include the ticker symbol in EDGAR pursuant to Rule 313(b)(1) of Regulation S-T.

Response: The Registrant will include the ticker symbol in EDGAR.

November 4, 2024

3.	Comment: Please include the Fund’s completed fee table and expense example as an exhibit to your response letter.

Response: The fee table and expense example are included in Exhibit A to this letter.

Prospectus

Principal Investment Strategies

4.	Comment: The Prospectus states that emerging market countries “include, but are not limited to, those included in the S&P/IFCI Composite and the MSCI Emerging Markets Index…” Please (1) disclose in the Prospectus a complete list of the emerging market countries the Fund may invest in, and (2) if accurate, clarify the disclosure so it is clear that a country need only be in either the S&P/IFCI Composite or the MSCI Emerging Markets Index to be considered an emerging market country.

Response: The Registrant has revised the Prospectus to include a complete list of the emerging market countries in which the Fund may invest and remove references to the S&P/IFCI Composite and the MSCI Emerging Markets Index.

5.	Comment: Please disclose in the Prospectus the list of countries included in the S&P/IFCI Composite.

Response: The Registrant has removed reference to the S&P/IFCI Composite.

6.	Comment: Please summarize in Item 4, and describe in more detail in Item 9, how the Adviser determines when to sell an investment.

Response: The requested changes have been made.

7.	Comment: If accurate, disclose in Item 4 that foreign securities are denominated in foreign currencies.

Response: The requested change has been made.

8.	Comment: The Prospectus states that the Sub-Adviser focuses on large and mid-capitalization companies “[i]n selecting equity securities for the Fund.” If accurate, please add that this statement also applies to equity-related securities. If this does not apply to equity-related securities, please disclose the market capitalization the Sub-Adviser focuses on for the equity-related securities.

Response: The requested change has been made.

9.	Comment: The Prospectus discloses that the Fund may invest in other pooled investment vehicles. If acquired fund fees and expenses are expected to exceed 0.01% of the average net assets of the Fund, then please include an estimate of these fees and expenses as a separate line item in the fee table. If such estimated fees and expenses are not expected to exceed 0.01%, then please confirm that they will be included in the “Other Expenses” line item in the fee table.

November 4, 2024

Response: Acquired fund fees and expenses (if any) are not expected to exceed 0.01% of the average net assets of the Fund and will be included in the “Other Expenses” line item.

10.	Comment: Please disclose, in either the Item 4 or Item 9 Prospectus disclosure, that the Fund will consider investments in underlying funds in determining compliance with its 80% policy.

Response: The requested change has been made.

11.	Comment: Please disclose, in either the Item 4 or Item 9 Prospectus disclosure, that the Fund will “look through” the underlying funds in which it invests to such funds’ investments in determining compliance with the Fund’s 80% policy.

Response: The requested change has been made.

Principal Risks of Investing in the Fund

12.	Comment: If the Fund expects to have substantial investments in any country or geographic region, please disclose such country or region and any associated risks.

Response: The Fund has added strategy and risk disclosure on the countries and region it expects to have significant exposure to at launch.

Portfolio Managers

13.	Comment: If accurate, please disclose that the portfolio managers identified in the Prospectus are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response: The Registrant notes that this disclosure is already included in the Registration Statement under the section titled “Portfolio Managers” in Item 10.

Additional Principal Investment Strategies Information and Additional Principal Risk Information

14.	Comment: Disclosures concerning principal investment strategies and principal risks in the Prospectus made in response to Item 4 of Form N-1A should be a summary of the Prospectus disclosures made in response to Item 9. Please revise the Item 4 and Item 9 disclosures accordingly such that the Item 4 disclosures reflect a summary of what should be more expansive Item 9 disclosures.

Response: As required by Item 4 of Form N-1A, the Fund’s summary prospectus describes the Fund’s principal investment strategies and risks. Additional information associated with the Fund’s principal investment strategies and risks is described within the statutory prospectus. General Instruction C.(3)(a) of Form N-1A provides that “[i]information that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Registrant submits that the principal investment strategies and risks disclosed in response to Item 4 need not be identified again in response to Items 9(b) and 9(c). Accordingly, the Registrant respectfully submits that no revisions are necessary.

November 4, 2024

15.	Comment: The Statement of Additional Information (“SAI”) discloses that the Sub-Adviser may trade the Fund’s investments more frequently at some times than at others. If applicable, and consistent with Instruction 7 to Item 9(b) of Form N-1A, disclose in the Prospectus that the Fund engages in active and frequent trading to achieve its principal investment strategies and explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect the Fund’s performance.

Response: The Sub-Adviser confirms that the Fund generally does not engage in active or frequent trading to achieve its principal investment strategies.

Statement of Additional Information

INVESTMENT RESTRICTIONS

16.	Comment: Please revise the first sentence of fundamental policy no. 1 (regarding concentration) by adding “or group of industries” after “in an industry” in both places where that phrase appears in the sentence.

Response: The Registrant respectfully believes that the Fund’s current fundamental investment restriction is consistent with Section 8(b)(1)(E) and that a statement that the Fund will not concentrate its investments in a group of industries presents several problems. First, there are countless ways one might group various industries across sectors and seemingly different sectors, such that an investor may view the statement as a restriction on the Fund’s investment in two or more industries that the investor believes may be connected in some fashion. By definition, the Fund will be investing 100% of its assets in a variety of industries and testing to ensure that no more than 25% of its assets are invested in potentially countless subsets of those industries (on the basis they are tangentially connected and thus arguably a “group”) is impractical. Second, the Registrant believes its approach is consistent with that taken by other registered investment companies and with SEC staff guidance set forth in Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-13436 at Guide 19 (Aug. 12, 1983). In relevant part, Guide 19 states:

It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate.…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry. (emphasis added)

November 4, 2024

As noted above, Guide 19 distinguishes policies to concentrate “in a particular industry or group of industries” from policies not to concentrate “in any particular industry.” The Funds do not intend to concentrate in a particular industry or group of industries.

The Registrant acknowledges that the Guides to Form N-1A have been rescinded, but notes that they have not been replaced, and believes that Guide 19 reflects the most accurate interpretation of the original intent, and long standing interpretation of the SEC staff, of Section 8(b)(1)(E).

Nonetheless, the Fund will amend the description of fundamental policy no. 1 (regarding concentration) appearing under the listing of fundamental policies as follows:

The SEC has defined concentration as investing more than 25% of an investment company’s total assets in a particular industry or group of industries, with certain exceptions.

SHAREHOLDER RIGHTS

17.	Comment: Please add the “Shareholder Rights” section of the SAI to the Prospectus.

Response: The Registrant respectfully submits that the current placement of the disclosure is appropriate and consistent with the requirements of Form N-1A.

18.	Comment: Please disclose in the “Forum for Adjudication of Disputes” paragraph that it doesn’t apply to claims brought under the federal securities laws.

Response: The requested change has been made.

**********************

We trust the foregoing is responsive to each of the Staff’s comments. Please do not hesitate to contact the undersigned at (202) 373-6799, or my colleague Chris Menconi at (202) 373-6173 if you have any questions.

Sincerely,

/s/ W. John McGuire
W. John McGuire

cc:	Christopher D. Menconi
Matthew J. Wolock

November 4, 2024

EXHIBIT A

Fees and Expenses

The table below describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.75%

[1]	Based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$240